UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

DELTA ENTERTAINMENT GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24764C   109

(CUSIP Number)

Richard Raia

17660 Scarsdale Way

Boca Raton, FL 33496

561-212-6155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6/30/2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. None	13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Raia ###-##-####
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,015,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,015,800
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,015,800
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. None	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D  (this “Statement”) relates to shares of the common stock, par value $.001 per share (“Common Stock”) of Delta Entertainment Group, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 7359 Ballantrae Ct. Boca Raton, FL 33496

Item 2.	Identity and Background.

(a)	This Statement is filed by Richard Raia.

(b)	Richard Raia’s address is 17660 Scarsdale Way Boca Raton, FL 33496.

(c)	Richard Raia is an Investor

(d)

During the last five years, Richard Raia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(e)

During the last five years, Richard Raia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Richard Raia is a US Citizen

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds

Item 4.	Purpose of the Transaction.

15,800 shares of common stock were acquired from Delta Entertainment Group, Inc. on 4-15-10 upon spin-off from Beta Music Group, Inc. 5,000,000 shares of common stock were acquired from Delta Entertainment Group, Inc. on 6-30-10 upon conversion of $ 50,000 Note.

Item 5.	Interest in Securities of the Issuer.

(a)         5,015,800 shares of the Company’s common stock ( 16.9% )

(b)         Sole Power to Vote or to Direct the Vote

(c)         None

(d)         Not Applicable

(e)         Not Applicable

CUSIP No. None	13D	Page 4 of 4 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1	Convertible Note between Richard Raia and Delta Entertainment Group, Inc. dated June 14th 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2010

By:	/s/ Richard Raia
Richard Raia